
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

May 28, 2009

Via Facsimile and U.S. Mail

Greg A. Lee
Senior Vice President, Human Resources
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, Illinois 60196

RE: Motorola, Inc.
Schedule TO-I
Filed May 14, 2009
File No. 5-16011

Dear Mr. Lee:

We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange

1.   In your response letter, tell us how you distributed the Offer to Exchange to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination

is appropriate under the circumstances of this Offer to Exchange, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Exchange. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?

2.   We note your disclosure on page (iii), where you state that "[w]e are not making an offer of Replacement Options in any jurisdiction in which participation in the Program by our employees is not permitted." We also note your disclosure on page S-1 that only employees located in the United States and the countries listed on Schedule C of this Offer to Exchange are eligible to participate in the exchange offer, assuming such employees fulfill certain conditions. These statements suggest that some employees in non-US jurisdiction that might otherwise be eligible to participate in this Offer to Exchange are being excluded. In that regard, we also note your statement on page 48 under the section entitled "Miscellaneous" where you provide that "participation in the Program will not be offered to, nor will options be accepted from, employees residing in such jurisdictions" where you are unable to comply with that jurisdiction's law or you otherwise determine that is impracticable or inadvisable to permit participation by employees living in those jurisdictions. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Risks of Participating in the Program, page 1

3.   We note your disclosure indicating that your offer document contains forward-looking statements "as that term is defined in the Private Securities Litigation Reform Act of 1995."   Please revise your document to clarify that forward-looking statements made in connection with this Offer to Exchange are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

4.   Please revise the statement in this section that you "do not undertake any obligation to update publicly any forward-looking statements . . . ." This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Conditions of the Program, page 37

5.   We note your disclosure in the last full paragraph of this section on page 39 where you state that you will "promptly notify *impacted* Eligible Employees whether we have waived such condition." (Emphasis added). This statement may imply that if you waive a condition, such waiver would only apply to those "impacted" Eligible Employees. Please note that if you determine to waive an offer condition such waive should apply to the entire exchange offer and not only to certain participants. In addition, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. Please confirm your understanding in your response letter.

Withdrawal Rights and Change of Election, page 35

6.   Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-

9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (312-861-2899)
       Christopher M. Bartoli, Esq.
       Baker & McKenzie LLP